SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 4)(1)


                          Cambridge NeuroScience, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    132426107
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [X]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [ ]  Rule 13d-1(d)


-----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

----------------------------------                   ---------------------------
|  CUSIP NO.  132426107          |       13G         |  Page  2   of  5  Pages |
|            -----------         |                   |       ---     ---       |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  Aeneas Venture Corporation                                         |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Delaware                                                           |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |  1,106,033 shares                                 |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |  ----                                             |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |  1,106,033 shares                                 |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |  ----                                             |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |  1,106,033 shares                                                   |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES*                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  6.1%                                                               |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |  CO                                                                 |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)        Name of Issuer:
                             Cambridge NeuroScience, Inc.

     1(b)        Address of Issuer's Principal Executive Offices:
                             One Kendall Square
                             Building 700
                             Cambridge, MA  02139

Item 2(a)        Name of Person Filing:
                             Aeneas Venture Corporation

     2(b)        Address of Principal Business Office or, if none, Residence:
                         c/o Charlesbank Capital Partners, LLC
                             600 Atlantic Avenue, 26th Floor
                             Boston, MA  02210

     2(c)        Citizenship:
                             Delaware

     2(d)        Title of Class of Securities:
                             Common Stock

     2(e)        CUSIP Number:
                             132426107

Item 3 The reporting person is a wholly owned subsidiary of the endowment fund of Harvard University in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4           Ownership:

     4(a)        Amount beneficially owned:
                             1,106,033 shares

     4(b)        Percent of Class:
                             6.1%

     4(c)        Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:
                             1,106,033 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.


                                Page 3 of 5 Pages

                 (ii) shared power to vote or to direct the vote:
                             ---------

                 (iii) sole power to dispose or to direct the disposition of:
                             1,106,033 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.

                 (iv) shared power to dispose or to direct the disposition of:
                             --------

Item 5           Ownership of Five Percent or Less of a Class:
                             Not Applicable.

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person:
                             Pursuant to the Existing Assets Management
                             Agreement, dated July 1, 1998, between Charlesbank Capital Partners, LLC ("Charlesbank"), President and Fellows of Harvard College ("Harvard") and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment by Aeneas Venture Corporation disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                 Company:
                             Not Applicable.

Item 8           Identification and Classification of Members of the Group:
                             Not Applicable.

Item 9           Notice of Dissolution of Group:
                             Not Applicable.

Item 10          Certification:

                 By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                AENEAS VENTURE CORPORATION


                                                By: /s/ Tami E. Nason
                                                    ---------------------------
                                                    Name:  Tami E. Nason
                                                    Title: Authorized Signatory

February 12, 1999



                                Page 5 of 5 Pages